                                                                File Nos. 69-362
                                                                          69-412
                                                                          69-419


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  FORM U-3A-2


             Statement by Holding Company Claiming Exemption under Rule U-3A-2 from the Provisions of the Public Utility
                          Holding Company Act of 1935

                     To Be Filed Annually prior to March 1

                                   DQE, Inc.
                               (File No. 69-362),

                             DQE Enterprises, Inc.
                     (formerly Duquesne Enterprises, Inc.)
                               (File No. 69-412)
                                      and
                           DQE Energy Services, Inc.
                               (File No. 69-419)

                              (Names of Companies)

                      For the year ended December 31, 1999

     Each of DQE, Inc.; DQE Enterprises, Inc.; and DQE Energy Services, Inc.; hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

ITEM 1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

     DQE, Inc.; DQE Enterprises, Inc.; and DQE Energy Services, Inc. are public utility holding companies incorporated in the Commonwealth of Pennsylvania. DQE is not engaged in any business independent of that conducted through its subsidiaries. DQE has eight wholly owned subsidiaries: Duquesne Light Company; AquaSource, Inc.; DQE Enterprises; DQE Energy Services; DQE Systems, Inc. (formerly DQEnergy Partners, Inc.); DQE Financial Corp. (formerly Montauk, Inc.); DQE Capital Corporation; and Brighter Light Corporation.

     (1)  Duquesne Light and Subsidiaries.  Duquesne Light is a public utility
          -------------------------------
company as defined by the Pennsylvania Public Utility Code and the Public Utility Holding Company Act of 1935 ("PUHCA"). Duquesne Light is engaged in the transmission, distribution and sale of electric energy and provides service to approximately 580,000 direct customers in southwestern Pennsylvania, a territory of approximately 800 square miles. At December 31, 1999, Duquesne Light had 2,142 employees. On April 28, 2000, Duquesne Light completed the sale of its generation assets to Orion Power MidWest, L.P.

     Duquesne Light has two wholly owned subsidiaries, Monongahela Light & Power Company and Duquesne Financial LLC. Duquesne Light is also the general partner of Duquesne Capital L.P. and the 99 percent limited partner of Duquesne Financial L.P. (of which Duquesne Financial LLC is the one percent general partner).

     Monongahela Light & Power has two wholly owned subsidiaries: Oakridge Resources, Inc. and DataCom Information Systems LLC. Oakridge Resources owns a 50 percent joint venture interest in Laurel Ventures, which in turn is engaged in the mining, marketing and sale of coal. DataCom owns and operates the Customer Advanced Reliability System, the electronic automated meter-reading and reliability system used by Duquesne Light.

     Duquesne Financial L.P. has one wholly owned subsidiary, DQU II Funding Corporation, which will be providing financing to other subsidiaries of Duquesne Light.

     Duquesne Light, Monongahela Light & Power, Oakridge Resources and Duquesne Financial L.P. are organized under the laws of Pennsylvania. Duquesne Capital L.P., DataCom, DQU II Funding and Duquesne Financial LLC are organized under the laws of Delaware.

     (2)  AquaSource and Subsidiaries.  AquaSource is a water resource
          ---------------------------
management company that acquires, develops and manages water and wastewater utility companies. AquaSource has six wholly owned subsidiaries: AquaSource Utility, Inc.; AquaSource Services and Technologies, Inc.; AquaSource Construction, Inc.; The Reynolds Group; Polaris Water Company Inc.; Pure Water Corporation; and Stellen Investments, Ltd.

     AquaSource Utility, through its subsidiaries, owns regulated utility assets and holds investments in regulated utility companies. AquaSource Utility has the following direct wholly owned subsidiaries: Altex Environmental Corporation; AquaSource/BMWS, Inc.; AquaSource/CB, Inc.; AquaSource/CTU, Inc.; AquaSource/CU, Inc.; AquaSource/DWC, Inc.; AquaSource/GWS, Inc.; AquaSource/H2M, Inc.; AquaSource/HCUW, Inc.; AquaSource/IWS, Inc.; AquaSource/RU, Inc.; AquaSource/S&B, Inc.; AquaSource/UC, Inc.; AquaSource Utility-Arizona, Inc.; AquaSource Utility-New Jersey, Inc.; AquaSource Utility-North Carolina, Inc.; AquaSource Utility-Pennsylvania, Inc.; AquaSource Utility-Virginia, Inc.; Arrendondo Utility Company, Inc.; Britmore Utility, Inc.; Brookside Sewer District, Inc.; Brushy Creek Utility, Inc.; Buffalo Creek Utility, Inc.; Cambridge Water Works Company, Inc.; Candlelight Service Company; Creekside Utilities, Inc.; Crystal River Utilities, Inc.; Dolomite Utilities Corp.; Earlysville Forest Water Company; Eastern Connecticut Regional Water Company, Inc.; Environmental Wastewater Services, Inc.; Forest Water and Sewer Service Corporation; Industrial Utilities Service, Inc.; Jasmine Lakes Utilities Corp.; Kingsvale Water Company, Inc.; Lake Palestine Water Company; Lake Suzy Utility, Inc.; Lake Vista Utility Company; Lakeside Utilities, Inc.; Land `Or Utility, Inc.; Leisurewoods Water Company; Maxim Sewerage Corporation; Mayfore Water Company, Inc.; Meadow Woods Water Supply, Inc.; Mountainview Water Co., Inc.; Ocala Oaks Utilities Inc.; Peek Road Utilities, Inc.; Pine Trails Utility Co., Inc.; Rainbow Forest Water Corporation; Redwood Utilities, Inc.; Rivercrest Water Systems, Inc.; Shady Hollow Estates Water Supply Corporation; Suburban Austin Water Systems, Inc.; Sydnor Hydrodynamics, Inc.; Water Distributors, Inc.; Wild Oaks Water Company, Inc.; Williams Water Company; and Woodcreek Utilities, Inc. AquaSource/UC has one wholly owned subsidiary: Utility Center, Inc. Dolomite has one wholly owned subsidiary: Kennsington Park Utilities,

                                       2
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Inc., which in turn has one wholly owned subsidiary,  Longwood Run Utilities,
Inc. Lakeside Utilities has two wholly owned subsidiaries: Sandy Creek Utilities, Inc. and Tal/Tex, Inc. Sydnor has six wholly owned subsidiaries:
Alpha Water Corporation; Caroline Utilities, Inc.; Ellerson Wells, Incorporated; James River Service Corporation; Powhatan Water Works, Incorporated; and Sydnor Water Corporation.

     AquaSource Services and Technologies, with its subsidiaries, employs the operational personnel and performs the daily operations and management for AquaSource utility and third party water and wastewater systems. AquaSource Services and Technologies has 12 wholly owned subsidiaries: AquaSource/AU, Inc.; AquaSource/HCUC, Inc.; AquaSource/MMS, Inc.; AquaSource/TEE, Inc.; AquaSource/WMS, Inc.; Associated Water Services, Inc.; H.M. Northcutt Corporation; Lab-Tech Corporation; Muniservice Corporation; Rhodes Pump Service, Inc.; Teb-Co Services, Inc.; and Water Quality Management. AquaSource/MMS has one wholly owned subsidiary: AquaSource Operations Services, Inc. Water Quality Management has one wholly owned subsidiary: H2O Construction and Maintenance, Inc.

     AquaSource Construction, with its subsidiaries, fabricates new facilities and performs major repairs for the water operations. AquaSource Construction has six wholly owned subsidiaries: AquaSource/B&S, Inc.; AquaSource/H2M Construction, Inc.; AquaSource/Whisenant, Inc.; AquaSource Development Company; Brune Pump Company; and Quindaro Enterprises, Inc. Brune Pump has one wholly owned subsidiary: Western Hills Water System, Inc.

     The Reynolds Group, with its subsidiaries, owns water and wastewater facilities, operates such facilities for third parties, and designs and builds water and wastewater facilities. The Reynolds Group has five wholly owned subsidiaries: Capitol Engineering, Inc.; Indiana Water Infrastructure Group, Inc.; Reynolds Construction Management, Inc.; Reynolds International, Inc.; and Reynolds Operations Corporation. Indiana Water Infrastructure Group has six wholly owned subsidiaries: Country View Sewage Plant Inc.; Chimney Wood Sewage Works, Inc.; Wastewater One, LLC; Water One, Inc.; Wildwood Shores Utilities Corp.; and Wymberley Sanitary Works, Inc. The Reynolds Group also owns an 80 percent limited liability company interest in Hendricks County Wastewater, LLC.

     Each of Polaris Water Company, Pure Water Corporation and Stellen Investments, with its respective subsidiaries, produces and sells bottled water. Polaris has four wholly owned subsidiaries: Canadian Polaris Water Company, Inc.; Pollas Water Company Inc.; Everclear Water Co. Ltd.; and Cool Water-Water Ind. Ltd. Stellen has two wholly owned subsidiaries: Whistler Water Inc. and World Choice Bottling Corp.

     AquaSource is organized under the laws of Delaware. AquaSource Utility and 31 of its subsidiaries are organized under the laws of Texas. Arrendondo Utility Company, Crystal River Utilities, Dolomite Utilities, Jasmine Lake Utilities, Kennsington Park Utilities, Lake Suzy Utility and Ocala Oaks Utilities are organized under the laws of Florida. AquaSource Utility-North Carolina and Environmental Wastewater Services are organized under the laws of North Carolina. AquaSource Utility-Pennsylvania is organized under the laws of
Pennsylvania.   Brookside Sewer District is organized under the laws of South
Carolina. Cambridge Water Works, Kingsvale Water Company and Wild Oaks Water Company are organized under the laws of New York. AquaSource/CU and AquaSource/RU are organized under the laws of Missouri. AquaSource/UC and Utility Center are organized under the laws of Indiana. AquaSource Utility-- Arizona is organized under the laws of Arizona. AquaSource Utility--New Jersey is organized under the laws of New Jersey. AquaSource Utility--Virginia, Earlysville Forest Water Company, Land `Or Utility, Maxim Sewage, Mayfore Water Company, Mountainview Water, Rainbow Forest Water, Sydnor Hydrodynamics, Water Distributors, Alpha Water, Caroline Utilities, Ellerson Wells, James River Service, Powhatan Water Works and Sydnor Water are organized under the laws of Virginia. Eastern Connecticut Regional Water Company is organized under the laws of Connecticut.

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     AquaSource Services and Technologies and its subsidiaries are organized under the laws of Texas except for the following: Associated Water Services and Rhodes Pump Service are organized under the laws of Connecticut; Water Quality Management and H2O Construction and Maintenance are organized under the laws of Colorado; AquaSource/WMS is organized under the laws of Missouri; and H.M. Northcutt Corporation is organized under the laws of South Carolina.

     AquaSource Construction and all its subsidiaries are organized under the laws of Texas. The Reynolds Group and all its subsidiaries are organized under the laws of Indiana. Polaris Water Company, Stellen Investments and their respective subsidiaries are organized under the laws of British Columbia, Canada. Pure Water Corporation is organized under the laws of Washington.

     (3)  DQE Enterprises and Subsidiaries.  DQE Enterprises is building
          --------------------------------
businesses in the energy services and technologies and electronic commerce industries, and in communications. DQE Enterprises has five wholly owned subsidiaries: Allegheny Development Corporation; Property Ventures, Ltd.; JLK Technology, Inc.; On-Demand Energy, Inc.; and Keystone Power Services, Inc. DQE Enterprises' name was changed from Duquesne Enterprises in the first quarter of 2000.

     Allegheny Development owns the energy facilities for the Pittsburgh International Airport. Allegheny Development is not a public utility company for purposes of the Pennsylvania Public Utility Code. DQE has, however, elected to treat Allegheny Development as an electric utility company for purposes of PUHCA. See DQE, Inc., Holding Co. Act Release No. 26257 (Mar. 24, 1995) (authorizing the acquisition of Allegheny Development under Sections 9(a)(2) and 10 of the Act). Allegheny Development's utility operations, which are located within the service territory of Duquesne Light, are currently integrated with those of Duquesne Light.

     Property Ventures owns and develops real estate in southwestern
Pennsylvania.

     JLK Technology was formed to hold a 50 percent limited and general partnership interest in Kommco, L.P., a joint venture formed with ITRON, Inc. to offer wireless communications for monitoring and control services.

     On-Demand markets energy-related products such as demand controls, electronic commerce facilitated energy procurement and energy-efficient lighting.

     Keystone holds a 49 percent interest in Control Solutions, LLC, a commercial and industrial heating, ventilation and air conditioning service and energy controls company.

     DQE Enterprises owns 40 percent of the voting securities of Lab Cor, Inc., which provides inorganic air analytical laboratory services. DQE Enterprises owns approximately 24 percent of the voting securities of Recra Environmental, which provides environmental testing and measurement services. DQE Enterprises owns approximately 17 percent of the voting securities of BroadPoint Communications, Inc., which provides sponsored communications and integrated new media, including the FreeWay/SM/ advertiser-sponsored long distance telephone
service.   DQE Enterprises owns 19 percent of Enermetrix.com, Inc. (formerly
North American Power Brokers), which provides an Internet auction for the purchase of natural gas and electricity. DQE Enterprises owns 22 percent of OnlineChoice.com, Inc., which uses the Internet to create customer pools to purchase goods and services, such as electricity, natural gas and telephone service, at lower prices through volume discounts.

     DQE Enterprises, Allegheny Development, Property Ventures, Keystone and On-Demand are organized under the laws of Pennsylvania. BroadPoint Communications, JLK Technology, Kommco, OnlineChoice.com and Enermetrix.com are organized under the laws of Delaware. Recra is organized under the laws of New York. Lab Cor, Inc. is organized under the laws of Oregon. Control Solutions is organized under the laws of Ohio.

                                       4
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     (4)  DQE Energy Services and Subsidiaries.  DQE Energy Services is a
          ------------------------------------
diversified energy services company offering a wide range of energy solutions for industrial, utility and consumer markets worldwide. DQE Energy Services initiatives include energy facility development and operation, domestic and international independent power production and the production and supply of innovative fuels. DQE Energy Services has seven wholly owned subsidiaries: DQE Power International, Inc. ("Power International"); Duquesne Energy, Inc. ("DEN"); DH Energy, Inc.; MT Energy, Inc.; DH Canada, Inc.; MT Detroit, Inc.; and Monmouth Energy, Inc., which is an EWG and discussed in Item 4 below.

     Power International was initially formed to pursue power projects in selected international markets, and has eight wholly owned subsidiaries:
ElectroGen International-DQE Power Limited, ElectroGen International-DQE Power Gamma Limited, ElectroGen International-DQE Power Delta Limited, ElectroGen International-DQE Power Epsilon Limited, ElectroGen International-DQE Power Quang Ninh Limited, ElectroGen International-DQE Quang Ninh B.V., The Energy Group Limited and The Energy Group Two Limited. Power International also owns a 50% interest in ElectroGen International, L.L.C., which in turn has one wholly owned subsidiary, ElectroGen International Limited, which were formed to identify and develop project opportunities in Asia and the Pacific Rim.

     ElectroGen International-DQE Power Limited, ElectroGen International-DQE Power Gamma Limited, ElectroGen International-DQE Power Delta Limited and ElectroGen International-DQE Power Epsilon Limited were formed to develop power projects outside the United States. ElectroGen International-DQE Power Quang Ninh Limited owns a 50 percent joint-venture interest in ElectroGen Quang Ninh Sdn. Bhd., and these two companies, together with ElectroGen International-DQE Quang Ninh B.V., were formed to develop power projects in Vietnam. The Energy Group and The Energy Group Two were originally formed to develop a power projects in Brazil.

     Although Power International and its subsidiaries were originally formed to pursue international power projects, none currently has active operations.

     DEN produces E-Fuel(R), a coal-based synthetic fuel. DEN is also engaged in developing fuel and fuel-related technologies.

     DH Energy provides energy services to the Heinz factory complex in Pittsburgh, Pennsylvania. DQE has elected to treat DH Energy as an electric utility company for purposes of PUHCA. See DQE, Inc., Holding Co. Act Release No. 26728 (June 10, 1997) (authorizing the acquisition of DH Energy). The utility operations of DH Energy are currently integrated with those of Duquesne Light.

     MT Energy operates the Pittsburgh Airport facilities pursuant to an operating and maintenance agreement with Allegheny Development. DQE has elected to treat MT Energy as an electric utility company for purposes of PUHCA. See DQE, Inc., Holding Co. Act Release No. 26728 (June 10, 1997). The utility operations of MT Energy are currently integrated with those of Duquesne Light.

     DH Canada provides steam, compressed air and operations and maintenance services to the Heinz factory complex in Leamington, Ontario.

     MT Detroit, through its 50 percent membership interest in Metro Energy, LLC, is engaged in the construction and subsequent operation of the Midfield Terminal energy facility at the Detroit Metropolitan Airport pursuant to a construction agreement and an operating and maintenance agreement with Northwest Airlines Inc. and Charter County of Wayne Michigan. MT Detroit is not treated as an electric utility company for the purposes of PUHCA.

     DQE Energy Services, DEN, MT Energy and DH Energy are organized under the laws of Pennsylvania. Power International is organized under the laws of Delaware. DH Canada is organized

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under the laws of New Brunswick, Canada. ElectroGen International-DQE Power
Quang Ninh Limited, ElectroGen International-DQE Power Limited, ElectroGen International L.L.C., ElectroGen International-DQE Power Gamma Limited, ElectroGen International-DQE Power Delta Limited, ElectroGen International-DQE Power Epsilon Limited, ElectroGen International-DQE Quang Ninh B.V., The Energy Group and The Energy GroupTwo are organized under the laws of the Cayman Islands. ElectroGen Quang Ninh Sdn. Bhd. and ElectroGen International Limited are organized under the laws of Mauritius. MT Detroit is organized under the laws of Delaware. Metro Energy, LLC, is organized under the laws of Michigan.

     (5)  DQE Systems and Subsidiaries.  DQE Systems is an aggregator, developer
          ----------------------------
and operator of telecommunications, propane gas and utility distribution systems. DQE Systems has five wholly owned subsidiaries: DQE Communications, Inc.; Secure Energy, Inc.; DQEnergy Propane, Inc.; Pro Am, Inc.; and DQEnergy Partners, Inc. DQE Systems' name was changed from DQEnergy Partners in the first quarter of 2000.

     DQE Communications owns, operates and maintains a high-speed, fiber optic-based transmission network for the provision of fiber to telecommunications companies and others desiring broadband capacity.

     Secure Energy conducts marketing initiatives on behalf of DQE Systems and its affiliate companies. The activities of Secure Energy are intended to ensure that DQE's investments are fully utilized. Secure Energy aggregates a mix of products offered by DQE's non-utility affiliates, combining them into a single product package for DQE delivery system customers.

     DQEnergy Propane formerly owned propane distribution business that have recently been merged into subsidiaries of Pro Am. DQEnergy Propane now serves as an escrow agent pursuant to various acquisition agreements involving Pro Am subsidiaries.

     Pro Am was formed to act as a holding company for propane business assets and owns 100 percent of five operating companies: Pro Am Louisiana, Inc.; Pro Am Mississippi, Inc.; Pro Am Northeast, Inc.; Pro Am Southeast, Inc.; and Pro Am Texas, Inc. Pro Am also owns 100 percent of another corporation (also named Pro Am, Inc. and hereinafter referred to as "Pro Am 2") that was used to secure the rights to the name "Pro Am" in Pennsylvania and now manages the use of that name in Pennsylvania.

     DQEnergy Partners was formed to work as a gas, electricity and water operating company, focusing on the operation of municipal and government owned utility distribution systems.

     DQE Systems, DQE Communications, Secure Energy, DQEnergy Partners, DQEnergy Propane and Pro Am 2 are organized under the laws of Pennsylvania. Pro Am, Pro Am Northeast, Pro Am Southeast and Pro Am Texas are organized under the laws of Delaware. Pro Am Louisiana is organized under the laws of Louisiana. Pro Am Mississippi is organized under the laws of Mississippi.


     (6)  DQE Financial and Subsidiaries.  DQE Financial makes long-term
          ------------------------------
investments in alternative energy, sale/leasebacks, lease/leasebacks and investments in affordable housing projects. DQE Financial's name was changed from Montauk in the first quarter of 2000.

     DQE Financial has three wholly owned subsidiaries: (i) North Shore Affordable Housing, Inc. (formerly Bushton Company), which holds various investments and acts as general partner in certain limited partnerships, (ii) Mariner Investment Strategies, Inc., which invests in sale/leaseback, lease/leaseback and other structured finance investments; and (iii) Montauk Energy Capital, Inc. (formerly Amagansett, Inc.), which owns certain passive investment interests in landfill gas recovery and other alternative energy subsidiaries.

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

     Mariner Investment Strategies has the following wholly owned subsidiaries:

     - Alkmaar, Inc., which is the sole beneficiary of the HVC Facility Trust No. 3 ("HVC Trust"), with the Wilmington Trust Company as Trustee.
          The HVC Trust is a party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a waste-to-energy facility located in the Netherlands.

     - Diemen-Flevo Co., which owns a 100 percent membership interest in Liberation II, LLC, which in turn is the sole beneficial owner of CLI Equipment Trust XI, which holds computer equipment. Diemen-Flevo is also the beneficial owner of the Diemen-Flevo Trust, which is a party to financial transactions involving certain commercial equipment leases, including the sale and lease-back of non-voting, non-controlling interests in two generating facilities in the Netherlands. The subject lease transactions are passive investments which generate certain tax benefits.

     - Diemen No. 33 Corporation, which holds the beneficial interest in UNA Diemen 33 Trusts Nos. 1 and 2, with the Wilmington Trust Company as Trustee. The trusts are party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a power facility in the Netherlands.

     - Holyhead Corp., which holds the beneficial interest in Stena Explorer Trust 1997-A ("Explorer Trust"), with the Wilmington Trust Company as Trustee. The Explorer Trust is party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in HSS Stena Explorer, a high-speed ferry that runs across the Irish Sea. Holyhead also holds a beneficial interest in Stena Voyager Trust 1997-A ("Voyager Trust"), with the Wilmington Trust Company as Trustee. The Voyager Trust is party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in HSS Stena Voyager, another high-speed ferry that runs across the Irish Sea.

     - Maasvlakte Corporation, which holds the beneficial interest in EZH Facility Trust No. 1997 A-3 and EZH Facility Trust No. 1997 A-6 (together, the "EZH Trusts"), with the Wilmington Trust Company as Trustee. The EZH Trusts are party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a power facility in the Netherlands.

     - Monticello Corporation, which is the one percent general partner of Monticello Leasing L.P., which is the beneficial owner of an unnamed trust (the "Monticello L.P. Trust"), with Fleet National Bank of Connecticut as Trustee. The Monticello L.P. Trust holds legal title to a bucket wheel excavator and cross-pit spreader in a transaction involving a sale and leaseback to Texas Utilities Mining Company.

     - Monticello Two Corporation, which is the 99 percent limited partner of Monticello Leasing L.P.

     - Liberation I, LLC, which holds the sole beneficial interest in CLI Equipment Trust No. I, CLI Equipment Trust V and CLI Equipment Trust
          VII. The trusts are party to certain financial transactions involving the lease and leaseback of computer equipment and municipal equipment.

     - Schiphol Corporation, which holds the sole beneficial interest in the UNA Facility Trust No. 5, with the Wilmington Trust Company as Trustee. The UNA Facility Trust No. 5 is a party to a financial transaction involving the lease and leaseback of nonvoting, noncontrolling interests in a generating facility in The Netherlands known as Hemwegcentrale Unit 8.

     - Utrecht Company, which holds the sole beneficial interest in UNA Facility Trust No. 2, with the Wilmington Trust Company as Trustee. The UNA Facility Trust No. 2 is a party to a financial transaction involving the lease and leaseback of nonvoting, noncontrolling interests in a generating facility in the Netherlands known as Hemwegcentrale Unit 8.

     Mariner Investment Strategies is also the sole beneficiary under a business trust that was formed to facilitate certain financial transactions, the Bushton Equipment Trust 1991-D, with First Chicago National Bank as Trustee. The Bushton Equipment Trust 1991-D holds an undivided interest with four other trusts in a natural gas plant in Kansas that is leased to Oneok, Inc.

     Montauk Energy Capital has the following wholly owned subsidiaries:

     - Carthage Field Corporation, which holds approximately 42 percent of the beneficial interest in Seagull Series 1995 Trust, a Delaware business trust which owns certain interests in oil and gas investments. These interests are nonvoting and noncontrolling.

     - EnviroGas Holdings, Inc., which is the holder of a 100 percent membership interest in CBM Capital, L.L.C., and LFG Capital, L.L.C. CBM Capital is engaged in gathering, processing and selling coal bed methane gas on a wholesale basis to gas pipeline companies. LFG Capital is engaged in landfill gas recovery projects in Pennsylvania.

     - LFG Management Services, L.L.C., which acts as manager of certain landfill gas limited liability companies and operator of certain landfill gas collection facilities.

     - Pigeon Point LFG, Inc. which makes passive investments in landfill gas recovery projects.

     - Monteco Gas, L.L.C., which has four wholly owned subsidiaries of its own: GSF Energy, L.L.C.; Landfill Gas Production, L.L.C.; San Antonio LGP, L.L.C.; and Dade County LGP, L.L.C. Monteco Gas and its subsidiaries own and operate landfill gas collection systems.

     - BV LFG, L.L.C., a new subsidiary which owns a landfill gas collection system and invests in alternative energy projects.

     - COP LFG, L.L.C., which makes passive investments in landfill gas recovery projects.


     Montauk Energy Capital owns certain passive limited liability company interests in landfill gas recovery investments. Montauk Energy Capital owns a 50 percent limited liability company interest in Waste Energy Technology L.L.C., which provides landfill gas management and related services, and owns a 50 percent limited liability company interest in Fresh Gas L.L.C., which is involved in the collection and sale of landfill gas to a single utility customer on a wholesale basis.

     North Shore Affordable Housing is the general partner of several limited partnerships which, in turn, are limited partners in the following limited partnerships that invest in affordable housing: Bushton BCP Investment Partnerships I-VI, L.P.; Bushton BFG Investment Partnerships I-IV, L.P.; and Bushton TRG Investment Partnerships I-V, L.P. North Shore Affordable Housing is general partner in Bushton ECH Investment Partnership I, L.P., which in turn is the managing member of Bushton Acquisition LLC. Bushton Acquisition is a limited partner in three limited partnerships that invest in affordable housing.

North Shore Affordable Housing is also a limited partner in limited partnerships that invest in affordable housing. Because these limited partnership interests are nonvoting and noncontrolling, the subject limited partnerships are not subsidiaries of DQE within the meaning of PUHCA. North Shore Affordable Housing owns a one percent limited liability company interest in COP LFG, described above.

     DQE Financial, North Shore Affordable Housing, Mariner Investment Strategies, Monticello Corporation, MonticelloLeasing, Monticello Two, Carthage Field, Utrecht, Schiphol, Alkmaar, Montauk Energy Capital, Maasvlakte, Holyhead, Diemen-Flevo, Diemen No. 33, Pigeon Point, COP LFG, Liberation I, Liberation II, EnviroGas, LFG Management, CBM Capital, LFG Capital, Monteco Gas, GSF Energy, Landfill Gas Production, San Antonio LGP, Dade County LGP and Bushton Acquisition are organized under the laws of Delaware. Waste Energy Technology is organized under the laws of Nevada. Fresh Gas is organized under the laws of New York.

     (7)  DQE Capital Corporation.  DQE Capital, a Delaware corporation, is a
          -----------------------
financial services company that provides financing for DQE and its affiliates, other than Duquesne Light.

     As of December 31, 1999, Duquesne Capital L.P. and Brighter Light did not have active operations.

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

ITEM 2.  Properties

     None of DQE, DQE Enterprises or DQE Energy Services owns any properties used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas.

     On December 3, 1999, Duquesne Light completed a power station exchange with FirstEnergy Corporation, acquiring ownership of three fossil-powered plants (located in Avon Lake and Niles, Ohio, and in New Castle, Pennsylvania) in exchange for its ownership interests in two nuclear-powered plants (located in Beaver Valley, Pennsylvania and Perry, Ohio) and three fossil-powered plants (located in Bruce Mansfield, Pennsylvania and Sammis and Eastlake). On April
28, 2000, Duquesne Light completed the divestiture of its generation assets (including the three newly-acquired plants) through the sale of generation assets to Orion Power MidWest, L.P. More information regarding the divestiture is set forth in DQE's Annual Report on Form 10-K for the year ended December
31, 1999.

     The principal properties of Duquesne Light consist of electric transmission and distribution facilities and supplemental properties and appurtenances, located substantially in Allegheny and Beaver counties in southwestern Pennsylvania.

     Duquesne Light owns 17 transmission substations (including two acquired in the power station exchange) and 557 distribution substations. Duquesne Light has 671 circuit-miles of transmission lines, comprised of 345,000, 138,000 and 69,000 volt lines. Street lighting and distribution circuits of 23,000 volts and less include approximately 50,000 miles of lines and cable.

     Duquesne Light owns, but does not operate, the Warwick Mine, including 4,849 acres owned in fee of unmined coal lands and mining rights, located on the Monongahela River in Greene County, Pennsylvania.

     Substantially all of Duquesne Light's properties are subject to a mortgage lien of an Indenture of Mortgage and Deed of Trust dated as of April 1, 1992. Certain pollution control facilities are subject to an additional mortgage lien.

     The principal properties of Allegheny Development consist of heating and chilling facilities and, to a limited extent, electrical facilities, consisting of one busduct and three unitized capacitors, comprising as a whole a total energy services facility to provide hot water, chilled water and electric energy to the Pittsburgh International Airport, located in Allegheny County in southwestern Pennsylvania.

        The following table sets forth Duquesne Light's ownership of generating stations at December 31, 1999. All of these plants were sold to Orion Power MidWest, L.P. on April 28, 2000.

                                                         Duquesne Light's Share of        Net Plant Output
                                                        Net  Demonstrated  Capability        Year Ended
                                                             December 31, 1999            December 31, 1999
         Name and Location            Type                      (Megawatts)               (Megawatt-hours)
------------------------------------  ------         ---------------------------------  ---------------------
                                                          Summer           Winter
                                                     ----------------  ---------------
Cheswick                              Coal                     562              570             3,031,366
     Springdale, PA

Elrama                                Coal                     474              487             1,752,001
      Elrama, PA

Sammis Unit 7 (1)                     Coal                     187              187             1,071,148
     Stratton, OH

Eastlake Unit 5 (1)                   Coal                     186              186               833,510
     Eastlake, OH

Beaver Valley Unit 1 (1)              Nuclear                  385              385             2,657,210
     Shippingport, PA

Beaver Valley Unit 2 (1)              Nuclear                  113              113               755,862
     Shippingport, PA

Perry Unit 1 (1)                      Nuclear                  161              164             1,141,338
     North Perry, OH

Bruce Mansfield Unit 1 (1)            Coal                     228              228             1,004,164
     Shippingport, PA

Bruce Mansfield Unit 2 (1)            Coal                      62               62               315,458
     Shippingport, PA

Bruce Mansfield Unit 3 (1)            Coal                     110              110               522,458
     Shippingport, PA

Brunot Island                         Oil                      189              234                18,817
     Brunot Island, PA
Avon Lake (2)                         Coal                     731              739               301,109
     Avon Lake, OH

New Castle (2)                        Coal                     339              338               122,400
     New Castle, OH

Niles (2)                             Coal                     246              246               115,069
     Niles, OH                                               -----            -----            ----------


Total                                                                                          13,641,910
                                                                                               ==========
Share of Capacity 1/1/99-12/3/99                             2,657            2,726
                                                             =====            =====
Share of Capacity 12/3/99-12/31/99                           2,541            2,614
                                                             =====            =====

__________________________
(1) Amounts represent Duquesne Light's share of the unit which was owned in common with one or more other electric utilities (or, in the case of Beaver Valley Unit 2, leased). Plant output shown is from January 1, 1999 through December 3, 1999, the date of the power station exchange. These plants were transferred to FirstEnergy in the power station exchange.

(2) Plant output shown is from December 3, 1999 through December 31, 1999. These plants were acquired from FirstEnergy in the power station exchange.

ITEM 3.  Electric energy sold, purchased and distributed.

     None of DQE, DQE Enterprises or DQE Energy Services sold, distributed or purchased (except for its own use) any kwh of electric energy during 1999.

     (a) During 1999, Duquesne Light sold to customers 13,031,203,267 kwh of electric energy at retail and no kwh of electric energy at wholesale, with associated revenues of approximately $1,022.4 million. During 1999, Duquesne Light sold to other utilities 3,346,924,438 kwh of electric energy at wholesale, with associated revenues of approximately $76.3 million. During 1999, Allegheny Development sold 91,621,403 kwh of electric energy at retail to a single customer, the County of Allegheny. During 1999, DH Energy sold 23,426,000 kwh of electric energy at retail to a single customer, Heinz USA. Although treated as an electric utility under PUHCA, MT Energy only operates the airport energy facility owned by Allegheny Development, and did not sell any electric energy at wholesale or retail during 1999.

     (b) During 1999, none of Duquesne Light, Allegheny Development, MT Energy or DH Energy sold at retail any electric energy outside the Commonwealth of Pennsylvania, the jurisdiction in which Duquesne Light, Allegheny Development, MT Energy and DH Energy are incorporated.

     (c) During 1999, Duquesne Light sold at wholesale 1,936,632,000 kwh of electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line, with associated revenues of approximately $47.7 million. During 1999, none of Allegheny Development, DH Energy or MT Energy sold, or had the ability to sell, at wholesale, any electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line.

     (d) During 1999, Duquesne Light purchased 413,079,000 kwh of electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line, with associated expenses of approximately $37.0 million. During 1999, none of Allegheny Development, DH Energy or MT Energy purchased any electric energy outside the Commonwealth of Pennsylvania or at the Commonwealth line.

ITEM 4. Information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

          (a) DQE Enterprises holds no interest directly or indirectly in an EWG or a foreign utility company. DQE and DQE Energy Services hold no interest directly or indirectly in a foreign utility company.

               Monmouth Energy, Inc. is the sole EWG within the DQE system, and is located in Neptune, New Jersey. Its facility is capable of producing a nominal 10.0 megawatts of power from approximately
               5.9 million standard cubic feet a day (dry basis) of landfill gas.

          (b) DQE Energy Services owns 100 percent of Monmouth's common stock. DQE owns 100 percent of DQE Energy Services' common stock.

          (c) As of December 31, 1999, DQE Energy Services had invested $11.1 million in Monmouth for construction of the facility. DQE has made no direct investment.

               There are no direct or indirect guarantees by DQE or DQE Energy Services of Monmouth's security.

               There is no direct or indirect recourse to DQE Energy Services or DQE or any other system company for any debt or other financial obligation of Monmouth.

          (d) Monmouth's capitalization in 1999 was $11.1 million. Monmouth's net income after tax in 1999 was $1.0 million.

          (e) There are no service, sales or construction contracts between Monmouth and any system company.

EXHIBIT A

          A consolidating statement of income and surplus of DQE for 1999, together with a consolidating balance sheet of DQE as of December 31, 1999, is attached as Exhibit 99.1 (which should be read in conjunction with the Footnotes to Consolidated Financial Statements filed as part of the DQE Annual Report on Form 10-K for the year ended December 31, 1999 (Securities and Exchange Commission File No. 1-10290), and incorporated herein by reference).

          A consolidating statement of income and surplus of DQE Enterprises for 1999, together with a consolidating balance sheet of DQE Enterprises as of December 31, 1999, is attached as Exhibit 99.2.

          A consolidating statement of income and surplus of DQE Energy Services for 1999, together with a consolidated balance sheet of DQE Energy Services as of December 31, 1999, is attached as Exhibit 99.3.

          Consolidating financial statements of Duquesne Light, AquaSource, DQE Systems and DQE Financial for 1999 have been filed separately pursuant to a request for confidential treatment.



EXHIBIT B

          The required Financial Data Schedules are attached as Exhibit 27.



EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.


                                                             -------
                                                             | DQE |
                                                             -------
                                                                |
     ----------------------------------------------------------------------------------------------------------------------
     |                 |                |                |                |             |                   |              |
  ------------   --------------   ---------------   ------------    -----------    -------------     ---------------  ------------
  | Duquesne |   | AquaSource |   |    DQE      |   |   DQE    |    |   DQE   |    |    DQE    |     |     DQE     |  | Brighter |
  |  Light   |   --------------   | Enterprises |   |  Energy  |    | Systems |    | Financial |     |   Capital   |  |  Light   |
  -----------                     ---------------   | Services |    -----------    -------------     | Corporation |  ------------
                                                    ------------                                     ---------------
                                                         |
                                                    ------------
                                                    | Monmouth |
                                                    |   (EWG)  |
                                                    ------------

          Each of the above-named claimants has caused this statement to be duly executed on its behalf by its authorized officers on April 28, 2000.


ATTEST:                         DQE, INC.


  /s/ Diane S. Eismont          By:  /s/ Morgan K. O'Brien
----------------------              ------------------------
Diane S. Eismont                    Morgan K. O'Brien
Secretary                           Executive Vice President--
                                    Corporate Development



CORPORATE SEAL

ATTEST:                         DQE ENTERPRISES, INC.


 /s/ Diane S. Eismont           By:  /s/ Thomas A. Hurkmans
----------------------              -------------------------
Diane S. Eismont                    Thomas A. Hurkmans
Secretary                           President

CORPORATE SEAL

ATTEST:                         DQE ENERGY SERVICES, INC.


 /s/ Diane S. Eismont           By:  /s/ Alexis Tsaggaris
----------------------              -----------------------
Diane S. Eismont                    Alexis Tsaggaris
Secretary                           President

CORPORATE SEAL

Name, title and address of officer to whom notice and correspondence concerning this statement should be addressed:

                                Chairman, President and
David D. Marshall               Chief Executive Officer
----------------------------------------------------------
     (Name)                              (Title)

DQE
Cherrington Corporate Center
500 Cherrington Parkway, Suite 100
Coraopolis, PA  15108-3184
----------------------------------------------------------
         (Address)